Exhibit 4.14

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2022, The GEO Group, Inc. (the “Company,” “GEO,” “we,” “us,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock.

The following is a description of the material terms of our common stock and undesignated preferred stock as set forth in our Amended and Restated Articles of Incorporation, as amended (the “Amended Articles”) and our Third Amended and Restated Bylaws, as amended (the “Amended Bylaws”), which govern the rights of our common stock. This description is only a summary. You should read it together with the Amended Articles and Amended Bylaws, which are included as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated by reference herein.

Authorized Capital

The Amended Articles authorize GEO to issue up to 217,500,000 shares of capital stock, consisting of 187,500,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of December 31, 2022, 124,060,038 shares of common stock were issued and outstanding.

Voting Rights. With respect to all matters upon which shareholders are entitled to vote, the holders of common stock are entitled to one vote in person or by proxy for each share of common stock outstanding in the name of such shareholders on the record of shareholders. Generally, all matters to be voted on by shareholders must be approved by a majority (or by a plurality in the case of election of directors where the number of candidates nominated for election exceeds the number of directors to be elected) of the votes entitled to be cast by all shares of common stock present in person or by proxy.

Dividends. Subject to applicable law and rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over common stock with respect to the payment of dividends, dividends may be declared and paid on the common stock from time to time and in amounts as the board of directors may determine. We commenced declaring regular quarterly distributions beginning the first quarter of 2013. On December 2, 2021, GEO’s board of directors unanimously approved a plan to terminate our real estate investment trust ("REIT") status and become a taxable C Corporation, effective for the year ended December 31, 2021. In connection with terminating GEO’s REIT status, the board of directors also voted unanimously to discontinue our quarterly dividend payments. The amount, timing and frequency of any future dividends, however will be at the sole discretion of the board of directors based upon various factors.

Liquidation Rights. Upon the liquidation, dissolution or winding up of GEO, whether voluntary or involuntary, the holders of common stock will be entitled to share ratably in all assets available for distribution after payment in full to creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them. Neither the merger, consolidation or business combination of GEO with or into any other entity in which our shareholders receive capital stock and/or other securities (including debt securities) of the surviving entity (or the direct or indirect parent entity thereof), nor the sale, lease or transfer by us of any part of our business and assets, nor the reduction of our capital stock, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up.

Other Provisions. The holders of common stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund.

GEO is not permitted to subdivide, combine, or pay or declare any stock dividend on, the outstanding shares of common stock unless all outstanding shares of common stock are subdivided or combined or the holders of common stock receive a proportionate dividend.

Preferred Stock

Pursuant to the Amended Articles, the board of directors is empowered, without any approval of our shareholders, to issue shares of preferred stock in one or more series, to establish the number of shares in each series, and to fix the relative rights, preferences, powers, qualifications, limitations and restrictions of each such series. The specific matters that may be determined by the board of directors include:

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whether the shares of the series are redeemable, and if so, the prices at which, and the terms and conditions on which, the shares may be redeemed, including the date or dates upon or after which the shares shall be redeemable and the amount per share payable in case of redemption;

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whether shares of the series will be entitled to receive distributions and, if so, the distribution rate on the shares, any restriction, limitation or condition upon the payment of the distributions, whether distributions will be cumulative, and the dates on which distributions are payable;

•	any preferential amount payable upon shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of GEO;

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whether the shares of the series are convertible, or exchangeable for, shares of any other class or classes of stock or of any other series of stock, or any other securities of GEO, and if so, the terms and conditions of such conversion or exchange, including price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted or exchanged into other securities;

•	terms and conditions of retirement or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

•	the distinctive designation of each series and the number of shares that will constitute the series;

•	the voting power, if any, of shares of the series; and

•	any other relative rights, preferences or limitations.

Currently, there are no shares of preferred stock issued and outstanding.

Because the board of directors will have the power to establish the preferences and rights of each series of preferred stock, it may afford the shareholders of any series of preferred stock preferences, powers and rights senior to the rights of holders of shares of common stock which could have the effect of delaying, deferring or preventing a change in control of GEO.

Proxy Access

Our Amended Bylaws permit a shareholder, or a group of up to twenty (20) shareholders, owning three percent (3%) or more of the Company’s outstanding common stock continuously for at least three (3) years, to nominate twenty percent (20%) of the number of directors then in office (rounding down to the nearest whole number) provided that the shareholder or group and each nominee satisfy the eligibility, procedural and disclosure requirements for proxy access as specified in the Bylaws, including that the Company receive notice of such nominations between 90 and 120 days prior to the anniversary date of the previous year’s annual meeting of shareholders. The notice must contain certain information specified in the Amended Bylaws.

Listing

Our common stock is listed on the NYSE under the trading symbol “GEO.”

Transfer Agent and Registrar

The transfer agent and registrar for GEO’s common stock is Computershare Trust Company, N.A., whose principal executive office is located at 250 Royall Street, Canton, MA 02021.